April 17, 2008

By EDGAR

Max A. Webb, Esq.
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Sino-Global Shipping America, Ltd.
Registration Statement on Form S-1
File No: 333-148611

Dear Mr. Webb:

Pursuant to Section 8(a) of the Securities Act of 1933, as amended, and Rule 461 promulgated thereunder, the undersigned, as representative of the sole underwriter for the above-captioned proposed offering, joins the acceleration request of Sino-Global Shipping America, Ltd. and hereby requests acceleration of the effective date of the above-captioned Registration Statement to 11:00 a.m., Eastern Daylight Time, on April 18, 2008 or as soon thereafter as practicable.

In connection with this request, the undersigned acknowledges as follows:

•
should the Securities and Exchange Commission (“SEC”) or the staff of the SEC, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•
the action of the SEC or the staff of the SEC, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the undersigned may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The undersigned is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities referred to in the captioned registration statement.

A copy of a letter from the Financial Industry Regulatory Authority (“FINRA”) dated April 9, 2008, to the effect that FINRA has no objection to the underwriting compensation arrangements, is attached.

Sincerely,

ANDERSON & STRUDWICK, INCORPORATED

By:	/s/ L. McCarthy Downs III
L. McCarthy Downs III
Senior Vice President

cc:    John Stickel, Esq.